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                                                                   Exhibit "C"
                              [BIOVAIL LETTERHEAD]

                                  FOR:         Biovail Corporation International

                                  APPROVED BY: Eugene Melnyk
                                               Chairman of the Board
                                               Bob Podruzny
                                               Chief Financial Officer
                                               (416) 285-6000
FOR IMMEDIATE RELEASE

             -BIOVAIL'S TIAZAC(R) RECEIVES TEN EUROPEAN APPROVALS-

     TORONTO, Canada, August 19, 1997 -- Biovail Corporation International (NYSE, TSE:BVF) today announced that it has successfully completed the Mutual Recognition Procedure for its once daily diltiazem product, VIAZEM(R) SR (Tiazac(R) in North America) in Austria, Belgium, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, Sweden and The Netherlands. With the previous approval in England, VIAZEM(R) SR can now be marketed in 11 European countries. Efforts are ongoing to secure approval in the remaining European countries.

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

     "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.


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